NEWS RELEASE

Wednesday, July 11, 2007

Trading Symbols:

AMM:TSX, AAU: AMEX

www.almadenminerals.com

UPDATE OF MEXICAN EXPLORATION ACTIVITES

Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX:AMM; AMEX: AAU) has completed a regional generative exploration program in Mexico. Several new epithermal systems were identified during this program and Almaden is in the process of acquiring these areas through staking. Almaden will report further details with respect to these new properties once the ground has been acquired. Several projects are being advanced by Almaden’s partners and news from these projects and other joint ventures are reported below.

Yago Drilling Underway

Consolidated Spire Ventures Ltd. (“Spire”) has an option to earn a 60% interest in Almaden’s Yago gold project by spending US$3.5M and issuing 800,000 shares of Spire to Almaden (see Almaden’s news release of February 19, 2007). Recently Spire (see Spire news releases of May 7, May 14 and June 26, 2007 (www.spireventures.com)) announced that drilling had commenced on the property. Spire also announced encouraging results from a trenching program.

JOGMEC Regional Joint Venture and Acquisition of the Matehuapil Claim

Japan Oil, Gas and Metals National Corporation (“JOGMEC”) has elected to terminate the regional exploration joint venture program with Almaden and return 100% of all projects acquired during this program to Almaden including the Santa Isabela silver-lead-zinc project, Coahuila State. Since 2005 JOGMEC held an option to acquire a 60% interest in the Santa Isabela project but had only completed two diamond drill holes for a total of 765.15 meters in two separate drill programs. Both drill holes intersected anomalous silver, lead, zinc values. Almaden had previously acquired a 100% interest in the Santa Isabela project through staking the area subsequent to its identification during an Almaden operated regional exploration program.

Silver-lead-zinc mineralisation on the Santa Isabela project consists of oxidized sulphides in a jasperoid developed within carbonate units. This style of mineralization is interpreted to be associated with carbonate replacement sulphide deposits. During past work programs alteration and mineralization was noted to extend off the Almaden claim block to the south, and onto the then Mexican government owned Matehuapil claim. Almaden has now acquired the 12,030 hectare Matehuapil claim, subject to a 1% NSR payable to the Mexican government, through being the successful bidder in a state auction and by agreeing to make payments totaling roughly $C500,000 to the Mexican government. The Matehaupil claim is centred on historic lead-zinc silver and copper-gold mines and carbonate replacement and skarn mineralization spatially associated with intrusive rocks. Almaden has acquired and is now reviewing the data pertaining to the historic mines of the Matehuapil claim. Discussions with a third party have been held with respect to forming a new joint venture to explore the Santa Isabela and Matehuapil claims.

Expected Drilling by Almaden’s Partners in 2007

Almaden expects drilling on at least eight of its properties in 2007, including the Mexican Viky, Bufa, Tuligtic, Caballo Blanco and Yago projects, all of which projects Almaden’s partners must advance in order to maintain the respective terms of their option agreements.

Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling. Morgan Poliquin, M.Sc., P. Eng., a director and COO of the Company, is the qualified person reviewing the technical information in this news release under the meaning of National Instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

_____________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.